SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2023

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Corporate Taxpayer ID (CNPJ/ME) 76.483.817/0001-20 - Company Registry

(NIRE) 41300036535 - CVM Registration
B3 (CPLE3, CPLE5, CPLE6, CPLE11)
NYSE (ELP)
LATIBEX (XCOP, XCOPO, XCOPU)

Divestment in UEGA – Signature of
Share Purchase and Sale Agreement

COPEL (“Company”), a company that generates, transmits, distributes and trades energy, informs its shareholders and the market in general that, Copel, together with its wholly-owned subsidiary Copel Geração e Transmissão S.A. (“COPEL GET”) and in continuity with what was published in Material Facts 05/22 and 08/22 and Notices to the Market 21/23 and 25/23, after withdrawal of the Joint Sale Agreement with Petróleo Brasileiro S.A. – Petrobras, signed the Share Purchase and Sale Agreement (“CCVA”) of the total equity interest of 81.2% in UEG Araucária S.A. (“UEGA”) with Âmbar Energia S.A. (“Buyer”).

The signing of the CCVA derives from the acceptance of the binding proposal received by the Company in the total amount (“Enterprise Value”) of R$395.0 million, on the base date of September 30, 2023 (“Base Date”), being the “Equity Value” of R$358.0 million, considering a net debt of R$37.0 million on the same base date. Therefore, the value of the transaction equivalent to Copel's share in the asset is R$320.7 million, as detailed in the following table:

The proposal also includes Petrobras' right to adhere to the terms of the proposal, in relation to its 18.8% stake in UEGA, until February 26, 2024. The operation is subject to the implementation of common conditions precedent in this type of business, such as approval by the Administrative Council for Economic Defense (“CADE”). The closing of the transaction is estimated to occur before March 31, 2024.The proposal also includes Petrobras' right to adhere to the terms of the proposal, in relation to its 18.8% stake in UEGA, until February 26, 2024.

About the Araucária TPP – Araucária Gas Thermoelectric Plant

TPP Araucária is a natural gas generation plant with an installed capacity of 484.15 MW that operates in a combined cycle (two gas turbines and one steam turbine) and operates in the mode known as “merchant”1.

Curitiba, December 14, 2023.

Adriano Rudek de Moura

Director of Finance and Investor Relations

For further information, please contact the Investor Relations team:
ri@copel.com or (41) 3331-4011

1 Plants without electricity sales contracts, whether in the free (ACL) or regulated (ACR) environment, subject to fluctuations in the Difference Settlement Price – PLD. In this modality, the UEGA, as a thermoelectric plant dispatched centrally by the National Electric System Operator (ONS), is dispatched in situations in which the Marginal Operating Cost (CMO) of the electrical system exceeds its Unitary Variable Cost (CVU) approved by ANEEL , or outside the order of merit, when requested by the ONS.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date December 15, 2023

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.